Bert Alfonso	100 Crystal A Drive
Senior Vice President	P. O. Box 810
Chief Financial Officer	Hershey, PA 17033-0810
Phone: 717-534-7119
Fax: 717-534-4055

June 21, 2010

VIA FAX (703-813-6982) AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Re:      The Hershey Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 19, 2010
Form 10-Q for the Fiscal Quarter Ended April 4, 2010
Filed May 12, 2010
File No. 001-00183

Dear Mr. Schwall:

We have reviewed the comments contained in your letter dated June 7, 2010, concerning The Hershey Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended April 4, 2010.  We advise the staff that we believe we have provided adequate disclosures of known trends, the impact of any significant economic changes and a discussion of the causes of material changes over the reported periods in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole,” as required by Instruction 4 to Item 303(a) of Regulation S-K.  Further, we believe that management’s discussion and analysis for both our Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended April 4, 2010, provides a narrative discussion of the extent to which increases or decreases in net sales were attributable to increases in prices or to increases or decreases in the volume of goods being sold or the introduction of new products as required by Item 303(a)(3)(iii) of Regulation S-K.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Considering the guidance provided in Interpretive Release 33-6835 Section III.D, we agree that certain disclosures associated with the reasons for changes in net sales and other financial statement line items could be improved by additional quantification.  We advise the staff that, where appropriate, we will provide more quantification of the most significant factors contributing to year over year changes in financial statement line items in future filings.  We appreciate the assistance of the staff in helping us to ensure compliance with the applicable disclosure requirements and to enhance our overall disclosures in our filings.

For your convenience, we have restated the comments from your June 7, 2010 letter in bold typeface below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis, page 19
Summary of Operating Results, page 21

1.
Throughout this section, you often use the word “primarily” or refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify.  Rather than simply using the term “primarily” in describing changes, quantify the amount of the change that is attributable to the primary source you identify.  See Section III.D of SEC Release 33-6835 (May 18, 1989).  For purposes of illustration, you state that the increase in net sales in 2009 was “primarily attributable to favorable price realization from list price increases …, offset by sales volume decreases.”  Similar disclosure appears in the comparison of net sales between 2007 and 2008, as well as several other sections of your MD&A.

We have reviewed Interpretive Release 33-6835 Section III.D regarding guidance with respect to disclosure of the reasons for material year-to-year changes in line items in the financial statements.  While we believe that we have appropriately identified contributing factors, in future filings we will strive to more clearly quantify the extent of contribution of each of two or more factors necessary to an understanding of a material change.

The discussion of increases and decreases in net sales, cost of sales and gross margin included in our Form 10-K for 2009 compared with 2008 and for 2008 compared with 2007 is provided below, marked to indicate the quantification of the most significant factors contributing to the increases or decreases.  In future filings, we will use a similar approach to more clearly quantify the factors contributing to year over year increases or decreases in net sales, cost of sales and gross margin as well as in other sections of management’s discussion and analysis.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

Net Sales

2009 compared with 2008

The increase in net sales resulted from list price increases and reduced rates of promotional allowances that resulted in favorable price realization of approximately 10%.  These increases were partially offset by sales volume declines of approximately 6% associated with pricing elasticity and the rationalization of certain products and businesses in the United States.  Net sales growth was primarily contributed by core brands, particularly Hershey’s, Reese’s, Twizzlers and Kit Kat, which benefited from our consumer-driven strategy, including advertising and in-store selling, merchandising and programming.  Sales increases in local currency for our international businesses, particularly in Mexico, Canada, and Brazil, were more than offset by the unfavorable impact of foreign currency exchange rates which reduced total net sales by approximately 1%.  The acquisition of Van Houten Singapore increased 2009 net sales by $12.0 million, or 0.2%.

2008 compared with 2007

Net sales increased by almost 4% due to favorable price realization from list price increases.  Sales volume decreases were less than 1% and resulted from declines in the United States.  Higher net sales in the United States were primarily attributable to our core brands, particularly Hershey’s and Reese’s, and incremental sales of new products, particularly Hershey’s Bliss.  Sales volume increases from our international businesses, particularly in India, China and the Philippines, also contributed to the sales increase, although were offset somewhat by the impact of unfavorable foreign currency exchange rates.  Net sales for our Godrej Hershey Ltd. business increased $37.2 million, or 0.8%, in 2008 reflecting incremental sales for the full-year compared with results for 2007 which included only the seven months subsequent to the acquisition of the business.

Cost of Sales and Gross Margin

2009 compared with 2008

The decrease in cost of sales was caused by volume declines of approximately 6% resulting from price elasticity.  Higher input costs resulted in an increase to cost of sales of approximately 4% as higher raw material and pension costs more than offset productivity gains and lower product obsolescence costs.  During 2009, a reduction in inventories related to working capital initiatives resulted in a liquidation of applicable last-in, first-out (“LIFO”) inventory quantities carried at lower costs in prior years.  This LIFO liquidation resulted in a $12.7 million cost of sales decrease.  Lower business realignment charges included in cost of sales in 2009 compared with 2008 also contributed to the cost of sales decrease.  Business realignment charges of $10.1 million were included in cost of sales in 2009 compared with $77.8 million in the prior year which had the effect of reducing cost of sales by approximately 2%.

Gross margin increased 4.5 percentage points. Favorable price realization and supply chain productivity improved gross margin by approximately 7 percentage points, while higher input costs and pension expense reduced gross margin by approximately 3 percentage points. Lower business realignment costs in 2009 increased gross margin by approximately 1 percentage point.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

2008 compared with 2007

An increase in cost of sales of 2% resulted from higher input and energy costs, partially offset by favorable supply chain productivity.  The full-year cost of sales for Godrej Hershey Ltd. which in 2007 included cost of sales for only the seven months subsequent to the acquisition of the business increased cost of sales by 1%.  Lower business realignment charges included in cost of sales in 2008 compared with 2007 partially offset the cost of sales increases.  Business realignment charges of $77.8 million were included in cost of sales in 2008, compared with $123.1 million in the prior year which had the effect of reducing cost of sales by approximately 1%.

Gross margin increased by 1.2 percentage points primarily as a result of lower business realignment charges recorded in 2008 compared with 2007.  Approximately three-quarters of the increase was attributable to lower business realignment charges in 2008.  Favorable price realization and improved supply chain productivity contributed 3.1 percentage points to the increase, but were offset substantially by higher input and energy costs which reduced gross margin by 2.5 percentage points.

Liquidity and Capital Resources, page 32

2.
We note that net cash provided by operating activities increased over 100% from 2008 to 2009.  Approximately half of the increase is attributable to “Changes in other assets and liabilities,” which “reflected the effect of hedging transactions and the impact of business realignment initiatives, along with the related tax effects.”  Please revise to provide enhanced disclosure regarding these changes and a breakdown of the specific amounts contributed by each of the referenced factors.

Disclosures associated with cash provided from and used by other assets and liabilities are provided below, marked to indicate the quantification of factors contributing to the year over year increases or decreases.

The increase in cash provided by changes in other assets and liabilities from 2008 to 2009 primarily reflected the effect of hedging transactions of $161.1 million, a decrease in the use of cash for business realignment initiatives of $79.1 million and tax impacts of $150.5 million.  The increase in the amount of cash used by other assets and liabilities from 2007 to 2008 resulted from tax impacts of $260.0 million and the effect of hedging transactions of $38.4 million, offset somewhat by the impact of business realignment initiatives with a reduction in cash used of $133.8 million

The effect of hedging activities represents the change in derivative asset, liability and accumulated other comprehensive income amounts related to changes in the fair value of our cash flow hedging derivatives, along with cash flows associated with gains and losses on those derivative instruments.  The impact of business realignment initiatives reflects changes associated with assets and liabilities, primarily property, plant and equipment and accrued liabilities, related to our 2007 business realignment initiatives.  The impact of income taxes includes changes in income tax assets and liabilities related to hedging activities, business realignment initiatives and other transactions during the years.  The impact of cash flows associated with selling and marketing programs also contributed to the increase in cash flows associated with other assets and liabilities from 2008 to 2009.

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
June 21, 2010

We will expand our disclosures associated with “Changes in other assets and liabilities” in future filings to more specifically quantify the effects of material factors.

On behalf of The Hershey Company, I acknowledge the following with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended April 4, 2010:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (717) 534-7119 if you have any questions or need additional information.

Sincerely,

/s/ Humberto (Bert) P. Alfonso
Humberto (Bert) P. Alfonso
Senior Vice President, Chief Financial Officer

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